

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 26, 2007

By Facsimile and U.S. Mail

Mr. Larry Wise
Chief Executive Officer
Nitro Petroleum Incorporated
123 Christie Mountain Lane
Okanagan Falls, British Columbia, Canada

> **Re:** **Nitro Petroleum Incorporated**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2007**
> **Filed May 18, 2007**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2006**
> **Filed May 15, 2006**
> **Form 10-QSB for the Quarterly Period Ended October 31, 2006**
> **Filed December 15, 2006**
> **Response Letter Dated February 23, 2007**
> **Response Letter Dated May 10, 2007**
> **File No. 000-50932**

Dear Mr. Wise:

    We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated May 10, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended January 31, 2007

General

1.   We noted your EDGAR filing does not include page numbers. Please paginate all future filings.

2.   We note that you recognized revenue from the sale of oil and gas production from
        the Barnett Shale properties during the year ended January 31, 2007. As such,
        you appear to meet the requirement outlined in paragraph 8 of FAS 69 to provide
        the information required by paragraphs 10-34 of FAS 69. Please expand the
        disclosures in your filing as appropriate or otherwise explain why such disclosure
        is not applicable.

Item 6. Management's Discussion and Analysis or Plan of Operation

3.   We note your disclosure which indicates you continue to acquire oil and gas
        properties which have "proved producing and proved undeveloped reserves."
        However, your disclosure in Note 2. "Impairment of long-lived assets" indicates
        that your oil and gas properties have no proven reserves. Please revise or advise.

Statements of Operations

4.   We note you recognized depletion of $3,409 during the fiscal year ended Janaury
        31, 2007. Please tell us why you have not reported any production expenses
        related to the revenues you earned on the Barnett Shale properties.

Statements of Cash Flows

5.   Please tell us why certain advances to affiliates are classified as investing
        activities while others are classified as financing activities.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Oil and Gas Properties

6.   Please expand your disclosure to comply with the guidance in Rule 4-10(c)(7)(i)
        and (ii) of Regulation S-X, which requires the following:

        • For each cost center for each year that an income statement is required,
          disclose the total amount of amortization expense, per equivalent physical unit
          of production.

        • Separate disclosure on the face of the balance sheet of the aggregate of the
          capitalized costs of unproved properties and major development projects that
          are excluded from the capitalized costs being amortized;

- A description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation;

- A table that shows, by category of cost, the total costs excluded as of the most recent fiscal year; and the amounts of such excluded costs incurred in each of the three most recent fiscal years and in the aggregate for any earlier fiscal years in which the costs were incurred. Please refer to Rule 4-10(c)(7)(ii) for a description of the type of costs to be disclosed.

Mineral Property

7.   We note your response to comment three of our letter dated March 8, 2007 which indicates that the costs of acquiring mineral properties are capitalized by the project area unless the mineral properties do not have proven reserves. Please note that costs to acquire mineral rights are tangible assets regardless of the existence of proven properties. Refer to paragraphs 6 and 9 of EITF 04-02. Please revise your accounting policy accordingly or otherwise advise.

Form 10-KSB for the Fiscal Year Ended January 31, 2006

Financial Statements

8.   We note your response to comment one of our letter dated March 8, 2007. The staff believes that misclassifications in the statement of cash flows that are caused by a misapplication of SFAS 95 are errors. As such, please disclose the correction of the error in accounting for cash flows from discontinued operations for all applicable periods in accordance with SFAS 154. You should label the statement of cash flows "as restated" for all applicable periods.

9.   Please tell us when you plan to file an Item 4.02 Form 8-K covering the financial statements filed with the Commission that should no longer be relied upon because of an error in such financial statements.

10.   We note your response to comment two of our letter dated March 8, 2007. When preparing your amended filings, please include an additional footnote that explains the revisions to your statement of cash flows for all applicable periods. This footnote should include the information as previously filed and the revised amounts. Your auditors will reference this additional footnote describing the aforementioned revisions in their audit opinion in your filing for the year ended January 31, 2006. Refer to paragraph 37 of APB 20 and paragraph 26 of FAS 154.

Form 10-QSB For the Quarterly Period Ended October 31, 2006

Item 2. Management's Discussion and Analysis or Plan of Operation

Barnett Shale

11.   We note your response to comment five of our letter dated March 8, 2007 which
       indicates that the agreement to sell certain wells to Quantum Energy Inc is a
       business that has not commenced operation. However, your disclosure in Item 2
       of your Form 10-QSB for the quarter ended October 31, 2006 indicates that
       certain wells are complete and in production. Please clarify this discrepancy in
       your response.

12.   In your next supplemental response letter to us, please provide the representations
       requested at the end of our comment letter.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

   • staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding
     initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief